Schedule II

The following table sets forth the transactions in each class of the Issuer’s securities by the Reporting Persons during the past 60 days.

Reporting Person	Transaction Date	Transaction Type	Number of Shares	Price Per Share
James Hagedorn	11/13/2025	Receipt of equity compensation from Issuer	41,353	$0
James Hagedorn	11/13/2025	Disposition of shares for tax withholding	18,216	$58.40
Nathan Baxter	11/13/2025	Receipt of equity compensation from Issuer	28,510	$0
Nathan Baxter	11/13/2025	Disposition of shares for tax withholding	12,702	$58.40
James Hagedorn	10/31/2025	Acquisition of shares per Employee Stock Purchase Plan	43.196	$46.30
James Hagedorn	10/28/2025	Acquisition of Phantom Stock from Issuer	1,618.451	$55.81
James Hagedorn	9/30/2025	Acquisition of shares per Employee Stock Purchase Plan	41.1015	$48.66
James Hagedorn	9/26/2025	Acquisition of Phantom Stock from Issuer	1,611.159	$56.07